

Keith Rushing · 3rd
Professional Speaker

Monroe, Louisiana Area · 500+ connections · **Contact info**

Rushing Properties, LLC

University of Louisiana at Monroe

Experience

Self Employed
Rushing Properties, LLC

Jan 2003 – Present · 17 yrs

I, along with my wife Shaundra, own commercial real estate. We speak publicly on how to strengthen marriages and family. I speak to and encourage businesses and organizations to separate themselves with their unique God given gifts and talents. I am also a singer/songwriter and do some occasional acting.

Professional Actor
Self Employed

Jan 2016 – Present · 4 yrs

I am a professional actor/writer/producer and public speaker. I was nominated for best actor at the Louisiana Film Prize where our short film SOMEWHERE BETWEEN HEAVEN AND HELL made the top 20. I am currently involved in several film projects and currently scheduled for 2017 speaking dates. The short film is available to be shown at your event or organi: ...**see more**

 Keith Rushing    Trailer - Somewhere Between Heaven and...

President
Created For Excellence LLC

2013 – 2015 · 2 yrs

Choudrant,Louisiana

Created For Excellence is a company designed to inspire people to develop their full potential in their personal life and professional life. I speak, write and coach to inspire others to Live Richer, Love Deeper, and Work Smarter.

Former CEO and Founder
Monroe Packag

Nov 1992 – Dec 2010 · 18 yrs 2 mos

West Monroe, La and Greenville, SC

Manufacturer of paper honeycomb products.

Education

University of Louisiana at Monroe
Bachelor of Arts (B.A.), General Studies

1976 – 1980

University of Louisiana at Monroe
Bachelor of Arts (B.A.), General Studies
1976 – 1980
Activities and Societies: Baseball Team, Water Ski Team, Kappa Sigma Fraternity

Skills & Endorsements

Leadership Development · 36

Jim Wootton II and 35 connections have given endorsements for this skill

Public Speaking · 28

Endorsed by **Marion Boggs, who is highly skilled at this**

Coaching · 21

Tom Watson and 20 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**

▬ Ben Shockley RN BSN ▬

Owner/CFO (Chief Fun Officer) Helping Change One Family/Business at a Time. Supplier of Positive Change for America!

January 15, 2013, Keith worked with ▬ Ben but at different companies

I have known Ben for 10 years. Ben is a joy to be around both personally and professionally. His enthusiasm for life is contagious! Ben knows his business and is a "get things done" kind of person. If Ben can't find a way, he will make a way. Any company will benefit by associating themselves with Ben.

